                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             WASTE MANAGEMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    94106K101
                      ------------------------------------
                                 (CUSIP Number)


                                  June 5, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [X]    Rule 13d-1(c)
                  [ ]    Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1
                             Exhibit Index: Page 18

--------------------
CUSIP No. 94106K101                    13G
--------------------


---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Soros Fund Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [X]

                                                              (b)  [ ]
 -------- ----------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             22,796,200
     OWNED BY
       EACH         ------ -----------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 22,796,200

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           22,796,200
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [X]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.01%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------
CUSIP No. 94106K101                    13G
--------------------


---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           George Soros (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)  [X]

                                                              (b)  [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             25,651,100
     OWNED BY
       EACH          ------ ----------------------------------------------------
    REPORTING           7   SOLE DISPOSITIVE POWER
     PERSON
                            2,854,900

                     ------ ----------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            22,796,200
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,651,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


           [X]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.64%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA, IN
---------- ---------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------
CUSIP No. 94106K101                    13G
--------------------


--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

       Stanley F. Druckenmiller (in the capacity described herein)
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [X]

                                                              (b)  [ ]


--------- ----------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             25,421,300
    OWNED BY
      EACH           ------ ----------------------------------------------------
    REPORTING          7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                  2,625,100

                     ------ ----------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                            22,796,200
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,421,300
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.58%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------
CUSIP No. 94106K101                    13G
--------------------


---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Quantum Industrial Partners LDC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)  [X]

                                                             (b)  [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           CAYMAN ISLANDS
-------------------------- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,288,600
     OWNED BY
       EACH           ------ ---------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
     PERSON
      WITH                  1,288,600

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,288,600
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [X]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.28%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IV
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------
CUSIP No. 94106K101                    13G
--------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           QIH Management Investor, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)  [X]

                                                             (b)  [ ]

 --------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,288,600
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                1,288,600
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,288,600
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [X]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.28%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA, PN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------
CUSIP No. 94106K101                    13G
--------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           QIH Management, Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)  [X]

                                                             (b)  [ ]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,288,600
     OWNED BY
       EACH          ------ ----------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                  1,288,600

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,288,600
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


           [X]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.28%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------
CUSIP No. 94106K101                    13G
--------------------

---------- ---------------------------------------------------------------------
       1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  [X]

                                                            (b)  [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           PENNSYLVANIA
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,625,100
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,625,100
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,625,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [X]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.58%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)                     Name of Issuer:
                              --------------

                              Waste Management, Inc. (the "Issuer")

Item 1(b)                     Address of Issuer's Principal Executive Offices:
                              -----------------------------------------------

                              3003 Butterfield Road
                              Oak Brook, Illinois 60523

Items 2(a)                    Name of Person Filing:
                              ---------------------

                              This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

                              i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                              ii)      Mr. George Soros ("Mr. Soros");

                              iii)     Mr. Stanley F. Druckenmiller ("Mr.
                                       Druckenmiller");

                              iv)      Quantum Industrial Partners LDC, a
                                       Cayman Islands exempted limited duration company ("QIP");

                              v) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                              vi)      QIH Management, Inc., a Delaware
                                       corporation ("QIH Management"); and

                              vii) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

                                       This Statement relates to Shares (as
                                       defined herein) held for the accounts of each of the following:

                              (i) Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners");

                              (ii) Quota Fund N.V., a Netherlands Antilles corporation ("Quota Fund");

                              (iii)    QIP;

                              (iv)     Mr. Soros, individually;

                              (v) Lupa Family Partners, a New York limited partnership ("Lupa"); and

                              (vi)     the Duquesne LLC Clients (as defined
                                       herein).

                                QIHMI, an investment advisory firm, is
                                vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is filing in his capacity as (i) the sole shareholder of QIH Management, (ii) the sole general partner of QIHMI, (iii) Chairman of SFM LLC, (iv) a general partner of Lupa, and (v) an individual investor. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. SFM LLC serves as principal investment manager to Quantum Partners and Quota Fund and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Quota Fund. Mr. Druckenmiller is Lead Portfolio Manager and a member of the management committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(b)                      Address of Principal Business Office:
                               ------------------------------------

                                The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                                The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                                The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, PA 15241-2591.

Item 2(c)                       Citizenship:

                                i) SFM LLC is a Delaware limited liability company;

                                ii)    Mr. Soros is a United States citizen;

                                iii)   Mr. Druckenmiller is a United States
                                       citizen;

                                iv)    QIP is a Cayman Islands exempted
                                       limited duration company;

                                v)     QIHMI is a Delaware limited partnership;

                                vi)    QIH Management is a Delaware corporation;
                                       and

                                vii) Duquesne LLC is a Pennsylvania limited liability company.

Item 2(d)                       Title of Class of Securities:
                                ----------------------------

                               Common Stock, par value $1.00 per share
                               (the "Shares")

Item 2(e)                       CUSIP Number:
                                ------------

                                94106K101

Item 3                          Not applicable.

Item 4.                         Ownership:
                                --------

Item 4(a)                       Amount Beneficially Owned:
                                -----------------------

                                Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                                i) SFM LLC may be deemed to be the
                                beneficial owner of 22,796,200 Shares. This number consists of (A) 21,007,600 Shares held for the account of Quantum Partners,
                                (B) 500,000 Shares held for the account of Quota Fund and (C) 1,288,600 Shares held for the account of QIP.

                                ii) Mr. Soros may be deemed to be the
                                beneficial owner of 25,651,100 Shares. This number consists of (A) 21,007,600 Shares held for the account of Quantum Partners,
                                (B) 500,000 Shares held for the account of Quota Fund, (C) 1,288,600 Shares held for the account of QIP, (D) 1,427,450 Shares held for the account of Lupa and (E) 1,427,450 Shares held for his personal account.

                                iii) Mr. Druckenmiller may be deemed the beneficial owner of 25,421,300 Shares. This number consists of (A) 21,007,600 Shares held for the account of Quantum Partners,
                                (B) 500,000 Shares held for the account of Quota Fund, (C) 1,288,600 Shares held for the account of QIP and (D) 2,625,100 Shares held for the accounts of the Duquesne LLC Clients.

                                iv)  QIP, QIHMI and QIH Management may be
                                deemed the beneficial owner of 1,288,600
                                Shares held for the account of QIP.

                                v) Duquesne LLC may be deemed the beneficial owner of 2,625,100 Shares held for the accounts of the Duquesne LLC Clients.

Item 4(b)                       Percent of Class:
                                ----------------

                                i) The number of Shares of which SFM LLC may be deemed to be the beneficial owner constitutes approximately 5.01% of the total number of Shares outstanding.

                                ii)  The number of Shares of which Mr. Soros
                                may be deemed to be the beneficial owner constitutes approximately 5.64% of the total number of Shares outstanding.

                                iii)  The number of Shares of which Mr.
                                Druckenmiller may be deemed to be the
                                beneficial owner constitutes approximately
                                5.58% of the total number of Shares
                                outstanding.

                                iv)  The number of Shares of which each of
                                QIP, QIHMI and QIH Management may be deemed to be the beneficial owner constitutes approximately 0.28% of the total number of Shares outstanding.

                                v) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately 0.58% of the total number of Shares outstanding.

Item 4(c)                       Number of shares as to which such person has:
                                --------------------------------------------

                                SFM LLC
                                -------

                                (i)   Sole power to vote or to direct the vote:
                                      -0-

                                (ii)  Shared power to vote or to direct the
                                      vote: 22,796,200

                                (iii) Sole power to dispose or to direct the
                                      disposition of: 22,796,200

                                (iv) Shared power to dispose or to direct the disposition of: -0-

                                Mr. Soros
                                ---------

                                (i)   Sole power to vote or to direct the vote:
                                      -0-

                                 (ii)  Shared power to vote or to direct the
                                       vote: 25,651,100

                                 (iii) Sole power to dispose or to direct the
                                       disposition of:  2,854,900

                                 (iv) Shared power to dispose or to direct the disposition of: 22,796,200

                                 Mr. Druckenmiller
                                 -----------------

                                 (i)   Sole power to vote or to direct the vote:
                                       -0-

                                 (ii)  Shared power to vote or to direct the
                                       vote: 25,421,300

                                 (iii) Sole power to dispose or to direct the
                                       disposition of:  2,625,100

                                 (iv) Shared power to dispose or to direct the disposition of: 22,796,200

                                  QIP
                                  ---

                                  (i) Sole power to vote or to direct the vote: -0-

                                  (ii) Shared power to vote or to direct the vote:1,288,600

                                  (iii) Sole  power to  dispose or to direct the
                                        disposition of: 1,288,600

                                  (iv) Shared power to dispose or to direct the disposition of: -0-

                                   QIHMI
                                   -----

                                  (i)   Sole   power  to  vote  or  to
                                        direct the vote: -0-

                                  (ii)  Shared power to vote or to direct the
                                        vote: 1,288,600

                                  (iii) Sole power to dispose or to direct the
                                        disposition of:  1,288,600

                                  (iv) Shared power to dispose or to direct the disposition of: -0-

                                  QIH Management, Inc.
                                  -------------------

                                  (i) Sole power to vote or to direct the vote: -0-

                                 (ii)   Shared power to vote or to direct the
                                        vote:  1,288,600

                                 (iii)  Sole  power to  dispose  or to direct
                                        the   disposition  of: 1,288,600

                                 (iv) Shared power to dispose or to direct the disposition of: -0-

                                  Duquesne LLC
                                  ------------

                                  (i) Sole power to vote or to direct the vote: -0-

                                  (ii) Shared power to vote or to direct the vote: 2,625,100

                                  iii)  Sole power to dispose or to direct the
                                        disposition of:  2,625,100

                                 (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5                           Ownership of Five Percent or Less of a Class:
                                 --------------------------------------------

                                 Not Applicable

Item 6                           Ownership of More than Five Percent on Behalf
                                 ---------------------------------------------
                                 of Another Person:
                                 -----------------

                                 The shareholders of QIP, including Quantum
                                 Industrial Holdings, Ltd., a British Virgin
                                 Islands international business company,
                                 have the right to participate in the receipt of dividends from, or proceeds from the sale of securities (including the Shares), held for the account of QIP in accordance with their respective ownership interests in QIP.

                                 The shareholders of Quantum Partners,
                                 including Quantum Fund N.V., a Netherlands
                                 Antilles company, have the right to
                                 participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                 The shareholders of Quota Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quota Fund in accordance with their ownership interests in Quota Fund.


                                 The partners of Lupa have the right to
                                 participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Lupa in accordance with their partnership interests in Lupa.

                                 The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for their accounts.

                                 SFM LLC expressly disclaims beneficial ownership of any Shares held for the accounts of of Mr. Soros, Lupa and the Duquesne LLC Clients.

                                 Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of the Duquesne LLC Clients.

                                 Mr. Druckenmiller expressly disclaims
                                 beneficial ownership of any Shares held for the accounts of Mr. Soros and Lupa.

                                 Each of QIP, QIHMI and QIH Management
                                 expressly disclaims beneficial ownership of any Shares held for the accounts of Quantum Partners, Quota Fund, Mr. Soros, Lupa and the Duquesne LLC Clients.

                                 Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the accounts of Quantum Partners, QIP, Quota Fund, Mr. Soros and Lupa.

Item 7                           Identification and Classification of the
                                 ----------------------------------------
                                 Subsidiary Which Acquired the Security Being
                                 ----------------------------------------------
                                 Reported on By the Parent Holding Company:
                                 -----------------------------------------

                                 Not Applicable

Item 8                           Identification and Classification of Members
                                 --------------------------------------------
                                 of the Group:
                                 ------------

                                 See Exhibit E

Item 9                           Notice of Dissolution of Group:
                                 ------------------------------

                                 Not Applicable

Item 10                          Certification:
                                 -------------

         By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of:  June 5, 1998

                                            SOROS FUND MANAGEMENT LLC


                                            By: Michael C. Neus
                                               Name: Michael C. Neus
                                               Title: Assistant General Counsel


                                            GEORGE SOROS


                                            By:Michael C. Neus
                                               Name: Michael C. Neus
                                               Title: Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By:Michael C. Neus
                                               Name: Michael C. Neus
                                               Title: Attorney-in-Fact


                                            QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:Michael C. Neus
                                               Name: Michael C. Neus
                                               Title: Attorney-in-Fact



                                            QIH MANAGEMENT INVESTOR, L.P.
                                            By:  QIH Management, Inc.
                                                 its General Partner


                                             By:Michael C. Neus
                                                Name:  Michael C. Neus
                                                Title: Vice President

                                            QIH MANAGEMENT, INC.


                                            By:Michael C. Neus
                                               Name:  Michael C. Neus
                                               Title: Vice President


                                            DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                            By:Gerald Kerner
                                               Name: Gerald Kerner
                                               Title:  Managing Director

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                Description
----------                 -----------


A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

B. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr.
Sean C. Warren and Mr. Michael C. Neus.

C.   Power of Attorney dated May 23, 1996, granted by Quantum
Industrial Partners LDC in favor of Mr. Gary Gladstein, Mr. Sean
C. Warren and Mr. Michael C. Neus.

D. Joint Filing Agreement dated June 5, 1998 by and among Soros Fund Management LLC, Mr. George Soros, Mr. Stanley F. Druckenmiller, Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc. and Duquesne Capital Management, L.L.C.

E.   Identification of the Members of the Group

F. Voting Agreement, dated as of May 13, 1996, by and between George Soros and Duquense Capital Management, L.L.C.